Santiago, January 28, 2026
Mrs.
Solange Berstein Jáuregui
President
Financial Markets Commission
Present

Ref.	Reports board agreement on updating the Habituality Policy.

Mrs President,

In accordance with Articles 9 and 10 of Law No. 18,045, Article 147 of Law 18,046, General Rule No. 50, and other relevant regulations, Banco Santander-Chile (hereinafter also the “Bank”) hereby informs that at the Bank's Board of Directors meeting held yesterday, January 27 of this year, minor adjustments to the Habituality Policy were approved, detailed in the change control at the end of this document, which is available to the public in the “Corporate Information” section on the company's website, hyperlink https://banco.santander.cl/nuestro-banco/informacion-corporativa, and also at the corporate offices, located at Bandera Street 140, Santiago.

Sincerely,

Andrpes Trautmann Buc
CEO
Banco Santander Chile